UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-11527

MPSI Systems Inc.

(Exact name of registrant as specified in its charter)

4343 South 118th East Avenue, Tulsa, Oklahoma 74146        918-877-6774

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock $.05 Par Value

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:       147

     Pursuant to the requirements of the Securities Exchange Act of 1934 MPSI Systems Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 13, 2004	By:	/s/ James C. Auten
James C. Auten
President and Chief Executive Officer